             SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549




                          FORM 11-K


[X]  	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
	ENDED DECEMBER 31, 1995.

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934.


      Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               CENTEL RETIREMENT SAVINGS PLAN
                FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     SPRINT CORPORATION
                    POST OFFICE BOX 11315
                 KANSAS CITY, MISSOURI 64112








                    TOTAL NUMBER OF PAGES 27
                    EXHIBIT INDEX AT PAGE 26

                    REQUIRED INFORMATION


1.    Opinion of Ernst & Young LLP.

2.    Audited Statements of Net Assets Available for Benefits
	With Fund Information as of December 31, 1995 and 1994.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years
	Ended December 31, 1995, 1994 and 1993.

4.    Notes to Financial Statements.

5.    Supplemental Schedules:
      -Investments as of December 31, 1995
      -Reportable Transactions For the Year Ended December
	31, 1995.

6.    Consent of Ernst & Young LLP (Exhibit 23).

FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311
OF REGULATION S-T UNDER COVER OF FORM SE

                         SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Centel Retirement Savings Plan
                              For Bargaining Unit Employees

Date: June 27, 1996           By: /s/ ARTHUR B. KRAUSE
                                    Arthur B. Krause
                                    Investment Trusts Committee Member

                        EXHIBIT INDEX


Exhibit Number                               		Page

23             	Consent of Ernst & Young LLP		27